UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Merger of Consolidated Subsidiary

On November 15, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company) announced that on November 15, 2016, its consolidated subsidiary, Equity One, Inc., a Maryland corporation (NYSE: EQY), or EQY, in which the Company holds an approximate 34.3% interest (34.15% on a fully diluted basis), has entered into a definitive merger agreement with Regency Centers Corporation, a Real Estate Investment Trust (NYSE: REG), or REG. REG owns, manages and develops neighborhood and community supermarket-anchored shopping centers throughout the United States.

Under the agreement, EQY will be merged with and into REG, with REG continuing as the surviving public company. Under the terms of the Merger Agreement, each share of EQY common stock will be converted into 0.45 shares of newly issued shares of Regency common stock, which reflects a tax deferred premium for EQY’s shareholders of approximately 13.7% above EQY’s market value (as of the date of entry into the merger agreement).

On a pro forma basis, following the closing of the merger, REG shareholders are expected to own approximately 62% of the merged company's equity and former EQY shareholders are expected to own approximately 38% of the merged company's equity. The Company is expected to own approximately 13.2% of the merged company and will become REG’s largest shareholder. In addition, as of the closing of the Transaction, the number of directors on Regency’s Board of Directors will be increased to 12, of whom two independent directors of EQY will be designated by EQY and one director will be designated by the Company. Mr. Chaim Katzman, current Chairman of the Company and Chairman of EQY, will be the Company's initial designee to the Regency board, and will serve as non-executive Vice Chairman of the merged company.

Consummation of the merger transaction is subject to customary closing conditions, including approval by the shareholders of each of REG and EQY.

In connection with the execution of the merger agreement (to which the Company is not a party), the Company (including through its wholly owned subsidiaries) has entered into a Voting Agreement and a Governance Agreement with REG.

Under the Voting Agreement, the Company has undertaken (amongst other commitments) to vote at EQY’s shareholder meeting in favor of the merger transaction and against any competing transaction (if any), unless EQY’s board of directors changes its recommendation in favor of the merger. The Company has furthermore agreed not to transfer or sell its shares in EQY from the signing of the merger agreement until the closing of the merger, except under its current finance agreements under which EQY’s shares serve as collateral, or between affiliates of the Gazit group.

Under the Governance Agreement, the size of REG’s board of directors will increase by three additional directors upon the closing of the merger transaction (from 9 to 12 directors), of whom two will be independent directors appointed by EQY, and one new director will be appointed by the Company (who will initially be Mr. Chaim Katzman, the Company’s Chairman of the Board and EQY’s current Chairman of the Board). The Company’s right to designate one nominee to the REG board will continue for so long as it continues to hold at least at least 7% of REG’s share capital (as determined based on the outstanding share capital as of the date of closing of the merger), provided that such nominee (if other than Mr. Katzman) must be reasonably acceptable to REG’s board of directors.

The Governance Agreement also includes a standstill period, during which the Company and its subsidiaries party to this agreement will be limited or prevented from taking certain actions, including acquiring additional REG shares that will increase the Company’s holdings of REG shares above 18% of REG’s share capital. During the standstill period, the Company and its subsidiaries party to the agreement are required to vote all shares of REG beneficially owned by them in favor of all director nominees recommended by REG’s board of directors and against any proposals to remove any of REG’s directors or to change the size of the board. The standstill period will last until the latest to occur of (i) two years after the effective time of the merger, (ii) six months after the date on which the Company and its shareholders party to the agreement beneficially own less than 7% of REG’s share capital (as determined based on the outstanding share capital as of the date of closing of the merger), or (iii) six months after the date that no director designated by the Company is serving on REG’s board.

An English translation of the report filed by Gazit with the Israeli Securities Authority and Tel Aviv Stock Exchange reporting entry into the foregoing agreements and describing the prospective transaction terms is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K. Copies of the Voting Agreement and Governance Agreement are incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this Form 6-K.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 15, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Report filed by Gazit-Globe Ltd. (“Gazit”) with the Israeli Securities Authority and Tel Aviv Stock Exchange, dated November 15, 2016, reporting (i) the entry by Gazit’s consolidated subsidiary, Equity One, Inc., into a merger agreement with Regency Centers Corporation and (ii) the entry by Gazit into related agreements*
99.2	Voting Agreement, dated November 14, 2016, by and among Gazit, Regency Centers Corporation and various affiliated entities of Gazit (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016)
99.3	Governance Agreement, dated November 14, 2016, by and among Gazit, Regency Centers Corporation and various affiliated entities of Gazit (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016)

*English translation of Hebrew original

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